[LETTERHEAD OF JAZZ TECHNOLOGIES, INC.]

December 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC  20549
Attention: Mr. Joseph McCann

Re:          Jazz Technologies, Inc. and Additional Registrants
Amendment No.2 to Registration Statement on Form S-4
Filed December 8, 2010, File No. 333-170043

Dear Mr. McCann:

Jazz Technologies, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Friday, December 10, 2010, at 9:30 A.M., or as soon thereafter as is possible.

On behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted, JAZZ TECHNOLOGIES, INC.

By:	/s/ Rafi Mor
Rafi Mor
Principal Executive Officer